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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R H Investment Corporation, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15760 Ventura Blvd., Suite 1732
(No. and Street)

Encino, (City) California (State) 91436 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose Romeo Portillo 818-789-8781
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) **Los Angeles,** (City) **CA** (State) **90027-1442** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 8 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Jose Romeo Portillo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R H Investment Corporation, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CHRISTINE H. ABEL
Commission # 1780626
Notary Public - California
Los Angeles County
My Comm. Expires Nov 17, 2011

Jose Romeo Portillo
Signature

President/CEO
Title

Chris H Abel
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2007

R H INVESTMENT CORPORATION, INC.
15760 VENTURA BLVD., #1732
ENCINO, CALIFORNIA 91436

CONTENTS

PART I

PART II

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
R H Investment Corporation, Inc.
Encino, California

I have audited the accompanying statement of financial condition of R H Investment Corporation, Inc. (the Company) as of December 31, 2007 and related statements of operations, cash flows, and changes in shareholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2007 and the results of its operations, cash flows and shareholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on pages 8 and10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Page 9 includes supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 8, 2008

R H INVESTMENTS CORPORATION, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash		
Checking	$ 3,562	
Clearing brokers	628,965	$ 632,527
Interest receivable EOM		23,074
Securities inventory		1,515,473
Note receivable		250,000
SW receivable		198,385
Prepaid franchise tax		745
Deposits		4,992
TOTAL ASSETS		$ 2,625,196

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable and accrued expenses		$ 112,569
Loans payable - securities inventory		1,733,225
		1,845,794
Liabilities subordinated to claims of general creditors		640,000
SHAREHOLDERS' EQUITY		
Common stock ($10 par value, 500,000 shares authorized, 115,500 shares issued and outstanding)	$ 1,155,500	
Treasury stock	(34,876)	
Paid-in capital	25,683	
Retained earnings (deficit)	(1,006,905)	139,402
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 2,625,196

See Accompanying Notes to Financial Statements

R H INVESTMENTS CORPORATION, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES		
Trading income	$	307,611
Interest		288,271
Defaulted bond recovery		11,050
Other income		71,318
TOTAL REVENUES		678,250
OPERATING EXPENSES - see page 8		1,126,608
INCOME BEFORE TAX PROVISION		(448,358)
INCOME TAX PROVISION		800
NET INCOME	$	(449,158)

See Accompanying Notes to Financial Statements

R H INVESTMENTS CORPORATION, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock Shares	Common Stock	Treasury Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2006	115,550	$ 1,155,500	$ 0	$ 25,683	$ (557,747)	$ 623,436
Treasury Stock			(34,876)			(34,876)
Net Income					(449,158)	(449,158)
Balance, December 31, 2007	115,550	$ 1,155,500	$ (34,876)	$ 25,683	$ (1,006,905)	$ 139,402

See Accompanying Notes to Financial Statements

R H INVESTMENTS CORPORATION, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:		
Net income	$	(449,158)
Changes in operating assets and liabilities:		
Interest receivable EOM		(2,356)
Note receivable		(100,000)
Southwest receivable		(194,590)
Securities inventory		5,682,778
Prepaid franchise taxes		(745)
Rent deposit		(4,992)
Accounts payable and accrued expenses		70,351
Loans payable - inventory		(5,484,374)
Net cash provided (used) in operating activities		(483,086)
Cash Flows from Investing Activities:		
Sale of Securities		5,207
Cash Flows for Investing Activities		5,207
Cash Flows from Financing Activities		
Subordinated loan		100,000
Treasury stock		(34,876)
Cash Flows for financing activities		65,124
Net increase (decrease) in cash		(412,755)
Cash at beginning of year		1,045,282
Cash at end of year	$	632,527
Supplemental Cash Flow Information:		
Cash paid for interest	$	355,780
Cash paid for taxes	$	1,398

See Accompanying Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

Organization

R H Investments Corporation, Inc. (The Company) was incorporated in California and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k) (2)(ii).

The Company is a state and municipal bond dealer and operates out of one office in Encino.

Securities Inventory

Securities inventory is valued at market which approximates cost.

Securities Transactions

Customers' securities transactions and related commission income and expenses are recorded on a trade-date basis.

Provision for Income Taxes

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. See the computation of net capital requirements following these Notes to Financial Statements.

Note 3 - Commitments

The Company leases facilities in the County of Los Angeles under a long-term agreement expiring in 2010. The annual rental commitments for years ending December 31, is as follows:

2008	$ 55,406
2009	59,460
2010	20,313
Total	$ 135,179

Rental expense for the year was $47,667.

Note 4 - Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 5 – Computation of determination of reserve requirements per Rule 15c3-3

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 6 – Information relating to possession or control requirements under rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

R H INVESTMENTS CORPORATION, INC.
SCHEDULE OF OPERATING EXPENSES
DECEMBER 31, 2007

OPERATING EXPENSES

Advertising and business promotion	$	1,291
Clearing fees		38,964
Computer fees and quote service		36,052
ECN		54,180
Insurance		7,642
Interest expense		355,780
Office expense		8,474
Payroll taxes		34,015
Pension - 401k		16,558
Pension plan administration		2,245
Professional services		6,435
Publications		5,906
Rent		47,667
Repairs and maintenance		1,640
Regulatory fees		2,573
Salaries, wages and related expenses		456,921
Seminars and meetings		6,232
Taxes and licenses		7,137
Telephone		10,684
All other expenses		26,212
TOTAL OPERATING EXPENSES	$	1,126,608

See Accompanying Notes to Financial Statements

R H INVESTMENTS CORPORATION, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL				
Total ownership equity			$	139,402
Plus: Subordinated debt				640,000
Less: Non Allowable assets				
Other receivable	$	23,074		
Prepaids and deposits		5,737		(28,811)
Less: Haircuts on securities positions				
Exempted securities				(119,137)
NET CAPITAL			$	631,454
COMPUTATION OF NET CAPITAL REQUIREMENTS				
Minimum net aggregate indebtedness-				
6-2/3% of net aggregate indebtedness				7,505
Minimum dollar net capital required				100,000
Net Capital required (greater of above amounts)				100,000
EXCESS CAPITAL				531,454
COMPUTATION OF AGGREGATE INDEBTEDNESS				
Total liabilities	$	1,845,795		
Less short positions payable		(1,733,225)		112,570
Percentage of aggregate indebtedness to net capital				17.83%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	631,454
VARIANCE		0
NET CAPITAL PER AUDIT	$	631,454

See Accompanying Notes to Financial Statements

R H INVESTMENTS CORPORATION, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
DECEMBER 31, 2007

	Balance Dec. 31, 2006	Additions	Deletions	Balance Dec. 31, 2007
Andrew L. Jr. and Janet H. Byrnes 12% interest, payable monthly principal due October 1, 2008	$ 100,000	$ 0	$ (100,000)	$ 0
Andrew L. Jr. and Janet H. Byrnes, 10% interest, payable monthly principal due May 1, 2009	50,000	0	(50,000)	0
Myron Strober and Muriel Strober 10% interest, payable monthly principal due May 31, 2009	40,000	0	0	40,000
Andrew L. Jr. and Janet H. Byrnes, 10% interest, payable monthly principal due September 15, 2008	100,000	0	(100,000)	0
Evelyn K. Theall, 10% interest, payable monthly principal due May 1, 2009	50,000	0	0	50,000
Andrew and Sandra Byrnes 10% interest, payable monthly principal due May 1, 2009	100,000	0	0	100,000
Patricia G. Bingham, 10% interest, payable monthly principal due March 1, 2010	100,000	0	0	100,000
Byrnes Family Trust dated 4/2/1990 Andrew L. Byrnes, Jr. and Janet H. Byrnes Trustees-10% interest, payable monthly, principal due November 15,2009	0	100,000		100,000
Byrnes Family Trust dated 4/2/1990 Andrew L. Byrnes, Jr. and Janet H. Byrnes Trustees-10% interest, payable monthly, principal due November 15, 2010	0	250,000	0	250,000
Total	$ 540,000	$ 350,000	$ (250,000)	$ 640,000

See Accompanying Notes to Financial Statements

PART II

R H INVESTMENT CORPORATION, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
R H Investment Corporation, Inc.
Encino, California

In planning and performing my audit of the financial statements and supplemental schedules of R H Investment Corporation, Inc. (the Company) for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
R H Investment Corporation, Inc.
Encino, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 8, 2008

END